Exhibit 21

Subsidiaries

Name	State of Incorporation
Precision Aerotech, Inc.	Delaware
Speedring, Inc.	Delaware
Speedring Systems, Inc.	Delaware
Telic Optics, Inc.	Massachusetts
Diversified Optical Products, Inc.	New York